Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
	(dollars in thousands)
Earnings:
Pre-tax income (loss) from continuing operations	$5,546	$17,845	$10,240	$(6,891)	$4,676	$12,469
Plus:
Fixed charges	6,649	21,940	22,063	22,596	30,199	32,694
Amortization of capitalized interest	93	180	178	176	171	167
Less:
Capitalized interest	(138)	(144)	(103)	(71)	(55)	(62)
Total Earnings Adjusted for Fixed Charges	$12,150	$39,821	$32,378	$15,810	$34,991	$45,268
Fixed Charges:
Interest expense (including amortized premiums and discounts)	$3,730	$15,429	$15,993	$16,892	$24,911	$27,665
Capitalized interest	138	144	103	71	55	62
Interest expense within rental expense (1)	2,781	6,367	5,967	5,633	5,233	4,967
Total Fixed Charges	$6,649	$21,940	$22,063	$22,596	$30,199	$32,694
Ratio of Earnings to Fixed Charges	1.8	1.8	1.5	0.7	1.2	1.4

(1) One-third of rent expense is deemed to be representative of interest.